Filed by NSTAR Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: NSTAR
Commission File No.: 001-14768

Tuesday, April 3, 2012

NU Positions and Leaders Announced

With Day One nearing, the Transition Committee – comprised of Tom May, Chuck Shivery, and the post close officers – is pleased to announce the selection of leaders for the positions reporting into the post close officers. Drawing upon the best talent at each company and from within the incumbent pool at each company, today’s announcement recognizes the importance of leadership in senior level roles. Selections made also achieve an overall balance of leaders across both companies and ensure a continued commitment to delivering exceptional service.

Randy Shoop, currently NU Treasurer, has been assigned to the important role of leading the post close integration activities. Lisa Thibdaue, currently NU VP of Regulatory Affairs and Rates, will assume a special transitional role leading the CT storm regulatory docket activities. Operating company officers and other VPs will continue in their current roles.

In commenting about this latest merger announcement Tom May said, “With strong leadership now in place, I’m confident that we have a team that will help navigate our course as we build a unified, engaged workforce ready to meet our customers’ best expectations.”

And as we transition, we also recognize our officers who have been in leadership roles at NU and NSTAR, but will transition to retirement over the next few months:

•	Mike Ahern, VP Utility Services - NU

•	Jean LaVecchia, VP Human Resources - NU

•	Shirley Payne, VP Shared Services - NU

•	Doug Horan, SVP, Strategy, Law & Policy - NSTAR

•	Geoff Lubbock, VP, Financial Strategic Planning & Policy - NSTAR

•	Robert Weafer, VP, Controller & CAO - NSTAR

The selection process for the next level of management will begin shortly after Day One and will focus on Director-level positions. Through April and May, the new leaders will work to develop their organization’s structure and select their talent. This process is also designed to achieve a balanced selection of talent from each company that is ultimately focused on delivering exceptional service to customers.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly up until Day One of our newly formed company. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”